UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August, 2002

Commission File Number 001-15190

SATYAM COMPUTER SERVICES LIMITED
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant's name into English)

Republic of India
(Jurisdiction of incorporation or organization)

Satyam Technology Center
Bahadurpally Village
Qutbullapur Mandal,
R.R. District – 500855
Hyderabad, Andra Pradesh
India
(91) 40-309-7505
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

<center>Form 20-F __X__   Form 40-F _____</center>

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

<center>Yes _____   No __X__</center>

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

The Company is incorporating by reference the information and exhibit set forth in this Form 6-K into the following registration statement: Form S-8 (Registration No. 333-13772)

TABLE OF CONTENTS

1. **Other Events**

    Department of Company Affairs Inquiry

    On July 29, 2002, an article appeared in The Economic Times (an Indian publication) which alleged that the Company was being prosecuted by the Department of Company Affairs for a number of violations of the Companies Act (India). On July 29, 2002, the Company issued a press release and filed a letter with The Stock Exchange, Mumbai, in which it stated that it had not received any communication which indicated that it was subject to prosecution as alleged and that it had replied to all inquiries from the Department of Company Affairs and was confident that no provisions of the law had been violated.

    A copy of the July 29th release is attached hereto as exhibit 99.1 and is incorporated herein by reference. A copy of the July 29th letter to The Stock Exchange, Mumbai is attached hereto as exhibit 99.2 and is incorporated herein by reference.

    FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE. IN ADDITION TO HISTORICAL INFORMATION, THIS REPORT AND THE EXHIBITS THERETO CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27-A OF SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS REPORT AND THE EXHIBITS THERETO INCLUDE, BUT ARE NOT LIMITED TO, COMMENTS REGARDING THE FINANCIAL OUTLOOK OF THE COMPANY AND THE COMPANY'S INTENTIONS WITH RESPECT TO SIFY. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS –WE UNDERTAKE NO DUTY TO UPDATE ANY FORWARD-LOOKING STATEMENTS.

    FOR A DISCUSSION OF THE RISKS ASSOCIATED WITH OUR BUSINESS, PLEASE SEE THE DISCUSSIONS UNDER THE CAPTIONS "RISKS RELATED TO OUR INTERNET SERVICES BUSINESS" AND "THE FINANCIAL TURMOIL IN OTHER COUNTRIES COULD CAUSE OUR BUSINESS OF THE PRICE OF OUR ADSs TO SUFFER" UNDER THE HEADING "RISK FACTORS" IN OUR ANNUAK REPORT FOR THE YEAR ENDED MARCH 31, 2002 FILED WITH THE SECURITIES EXCHANGE COMMISSION ON FORM 20-F AND THE OTHER REPORTS FILED WITH THE SECURITIES EXCHANGE COMMISSION FROM TIME TO TIME. THESE FILINGS ARE AVAILABLE AT *WWW.SEC.GOV*.

2. **Exhibits**

    99.1   Press Release of the Company dated July 29, 2002.

    99.2   Letter from the Company to The Stock Exchange, Mumbai dated July 29, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: August 1, 2002

SATYAM COMPUTER SERVICES LIMITED

By: /s/ G. JAYARAMAN

Name: G. Jayaraman
Title: Vice President Corporate Affairs and Company Secretary

EXHIBIT INDEX

99.1   Press Release of the Company dated July 29, 2002.

99.2   Letter from the Company to The Stock Exchange, Mumbai dated July 29, 2002.

EXHIBIT 99.1

[COMPANY LOGO]

PRESS RELEASE

Hyderabad, July 29, 2002:   This has reference to the news item regarding Satyam (the Company), which appeared in the *Economic Times* today.

The Company has already responded in detail to the DCA's letters seeking clarifications and refuting each of the items raised by them. The Company has not violated any provisions of the law and is confident of defending its position.

For further information, contact:

Srinivas Vadlamani Sr. Vice President & Chief Financial Officer Satyam Computer Services Ltd. **E-mail:** srinivas_vadlamani@satyam.com Mobile: 98490-66268	**K. Thiagarajan** Director and Sr. Vice President Corporate Strategy and Communications Satyam Computer Services Ltd. **E-mail:** corporate_communications@satyam.com Mobile: 98490-15670

Safe Harbor:

This press release contains forward-looking statements within the meaning of Section 27-A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained in the press release include, but are not limited to, comments regarding the prospects for further growth in the Company's business and trends in the IT services market. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements – Satyam Computer Services Limited (Satyam) undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Satyam's business, please see the discussion under the caption "Risk Factors" in Satyam's ADS prospectus dated May 15, 2001, which has been filed with the Securities Exchange Commission and the other reports in files with the SEC from time to time. These filings are available at www.sec.gov.

EXHIBIT 99.2

[Letterhead of Satyam Computer Services Ltd]

29.07.2002

To
The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers
Dalal street
Mumbai – 400 001

Kind Attn.: Devika Shah, Dy. General Manager—Surveillance

Dear Madam,

Further to our letter of date with regard to news item appeared in The Economic Times of today, we wish to inform you that the company has already replied to the letter of Department of Company Affairs seeking clarifications and refuting each of the items raised by them. The company has not violated any provisions of the law and is confident of defending its position.

To clarify further, the Company has responded to the Department's letter on every single issue refuting the same and providing in detail our compliance and no violation, quoting appropriate sections of the law itself and please find attached our replies in tabular form for the points as appeared in the news item as Annexure.

Further, we wish to inform you that the Company has not received any communication regarding prosecution as alleged.

This is for your kind information and records.

Thanking you

Yours faithfully
For Satyam Computer Services Limited

/s/ G. Jayaraman
Vice President (Corp. Affairs) &
Company Secretary

Relevant issues as published	Company's Comments
Failure to reflect the profit from sale of subsidiary Company amounting Rs. 170.12 crore in the Profit & Loss account as income from investment.	The profit made by the Company on sale of shares held in subsidiary company (Satyam Infoway Ltd.) to the tune of Rs 17012.53 lakhs (net of tax) has been shown in the P&L A/c under the head non recurring/ extraordinary items in page no 31 of the Annual Report for the year 2000-2001, as given below. — Profit on Sale of Shares in Subsidiary Company (net of tax)… Rs. 17,012.53 lakhs. Hence, no violation as alleged.
Non provision of interest accrued and due on debentures redeemable in April, 1999 in the balance sheets of previous years.	As per the terms of debentures issued, there was no interest accrued and due on the referred balance sheets of previous years, as referred. Hence, making provision did not arise. The interest accrued and not due on these debentures were shown properly under the current liabilities in the respective balance sheets.
Distorted figures in the balance sheets	As stated in Notes to accounts point no. I on page no. 42 of Annual Report 2000 – 2001, under the heading "Reclassification" figures of the corresponding year wherever necessary have been regrouped, recast, rearranged to conform to those of the current year and there is no distortion in whatsoever manner as stated.
Non furnishing particular of managerial remuneration amounting to Rs. 10.59 lakhs	The managerial remuneration has been shown in page no. 37 of Annual Report – 2000 – 01, as per Schedule VI part II para 4, as below. Managerial Remuneration Rs. In lakhs — Salaries 34.80 — Commission 34.80 — Contribution to PF 4.18 — Others 10.59
	Others for Rs. 10.59 lakhs was towards any other perquisites or benefits in cash or in kind. The classification given is in compliance to Schedule VI Part II para 4 (vii) and Schedule VI does not require any further break up. In addition, in compliance to clause 49 of listing agreement, further break up for Rs. 10.59 lakhs was given under report on Corporate Governance on page 21 of Annual Report 2000 – 01 as detailed below. Hence, no violation, as alleged.

Higher rate depreciation charged to P& L Account.	The Company adopted higher rates of depreciation than the specified under Schedule XIV of the Act, which fact was stated in notes to accounts under the head Fixed Assets on page no 39 of the Annual Report 2000-2001.

Schedule XIV para 5 (ii) to the Act, requires mention of depreciation rates OR useful lives of Assets, if they are different from the principal rates specified in the Schedule. Accordingly, the useful lives of the assets have been stated in the notes to the accounts on page no 39 of the Annul Report 2000-2001 and therefore provisions of Schedule XIV para 4 &5 of the Companies Act, 1956, have been duly complied with. |
| Circulation of Annual Accounts and filing of papers with ROC which were not US GAAP compliant. | The listing of ADS has taken place on 15 May 2001 i.e. during the financial year 2001-2002, hence the circulation of US-GAAP accounts for the year 2000-2001, did not arise.

Further, Section 219 of the Act, contemplates the circulation of balance sheet including, the profit & loss account, the auditors report and every other documents required by lawto be annexed or attached, as the case may be, to the balance sheet.

It can therefore be stated that the preparation and circulation of US-GAAP accounts is not required by Indian laws. Subsequent to listing with NYSE, USA, Accounts under US GAAP were also circulated to all the shareholders for the year 2001 – 02. |
| Directors of the Company have also been found to have borrowed in excess of the limit passed by the shareholders' resolution in the General Meeting. | Secured loans for 242 crore include temporary loans, i.e. working capital loans of Rs.61 Crores. In effect, the moneys borrowed together with the moneys already borrowed by the company apart from temporary loans obtained from company's bankers in the ordinary course of business was Rs. 181.34 crores only well below the limit of Rs. 200 crores, as approved by the shareholders of the company, and as such there has been no contravention of provisions of Section 293 (1) (d) of the Act. |

Advance of Rs. 78.78 crore to its subsidiaries, whether the company's investment policy in subsidiaries and non subsidiaries was prudent or not and reference to CLB under section 388B	The procedural processes of allotment of shares was not completed as of March 31, 2001 and hence, Rs. 78.78 crores was shown as amount advanced to subsidiaries. Satyam Infoway Limited was promoted and nurtured by the Company for allied business activities as a policy decision and not for mere investment purposes. Other subsidiaries have been incorporated in various countries as a business strategy to establish the local company brand name. These subsidiaries have helped the holding company to generate more business opportunities in the various international markets. The company has made a profit of Rs.170 Crores by selling just 1.6% of its stake in Satyam Infoway Ltd., which is around 7 times of total investment in Satyam Infoway Ltd. and around 2 times of total investment in all the subsidiaries. The Company has invested in joint ventures as strategic investments to improve the business relationships and to exploit the business opportunities, which have been yielding excellent returns by way of increase in business. The above facts show that the investments are prudent and wise decisions of the Company.